Exhibit 6.20

LOOSE CHANGE TERMS & CONDITIONS

The HappyNest Application’s Loose Change Round Up Feature allows you to incrementally invest by rounding up the purchases made with your linked credit or debit card to the nearest whole dollar (‘Round Up’). The ‘Round Up’ amounts are tracked and once they accumulate to $5.00, you authorize a transfer equivalent to these ‘Round Ups’ from your linked bank account—not the credit card—to your HappyNest account for investment (‘Round Up Deposit’).

To participate in the Round Up Program, you must connect your HappyNest account to at least one bank account, which we refer to as your ‘Linked Bank Account.’ While you may also link a credit card to facilitate the tracking of ‘Round Ups,’ please note that no charges will be made to your credit card for the purpose of funding your investments. Instead, the credit card is used exclusively for calculating the ‘Round Up’ amounts based on your spending.

You acknowledge that by enrolling in the Round Up Program and upon reaching the $5.00 threshold of ‘Round Ups,’ you permit the transfer of funds from your Linked Bank Account to your HappyNest account for the purchase of fractional shares based on the current net asset value (NAV) of HappyNest shares. These fractional shares carry the same rights and are subject to acceptance by HappyNest and all terms, conditions, and qualifications applicable to all other shares issued by HappyNest without any delay or special treatment.

Investors can continue to participate in the Round Up Program, with their Linked Bank Account being debited in subsequent $5.00 increments as new round-up amounts accumulate. Each time the $5.00 threshold is met, the investment process is repeated, ensuring consistent and ongoing investment activity.

There may be a monthly subscription fee associated with the Loose Change Round Up Feature, which will be disclosed to you upon enrollment and subject to your consent.

You may cancel your subscription to the Round Up Program at any time through the Application, with the cancellation becoming effective at 11:59 p.m. (Eastern Time) on the day before the next billing cycle. Upon cancellation, any accumulated ‘Round Ups’ will be stored for sixty (60) days before being removed from the database.